Exhibit 99.1

2010 CORPORATE RESPONSIBILITY REPORT

safe profitable growth

TALISMAN ENERGY

01	2010 Performance At A Glance	16	Communities
02	President’s Message	20	Progress Against 2009 Targets And Future Plans
04	How We Manage Corporate Responsibility	21	Key Numbers
06	Safety	23	Forward-looking Information
09	Environment	25	Board Of Directors And Executive
13	People

About Our Report

As an international oil and gas company, our business takes us around the world in search of exploration and development opportunities. We are strongly committed to being a socially responsible company and, in our efforts for continuous improvement, we pay close attention to our safety, environmental, community and people practices.

Throughout 2010, Talisman made great strides in our business, continuing to improve the underlying profitability and growth potential of the company. Equal in importance is the work and advancements that were made toward our corporate responsibility efforts.

This report highlights successes and areas of improvement for our corporate responsibility performance. It describes our activities across a range of topics, focusing on safety, environment, people and communities. To prepare this report, we have considered issues important to both our business and key stakeholders, including ethical business conduct, employee practices, human rights and community relations.

In last year’s Corporate Responsibility report, we included more quantifiable targets as a measure of our performance. This year, we have continued this emphasis on key performance indicators (KPIs). An overview of our progress against 2009 targets and new targets for 2011 can be found on page 20.

This report has been prepared using the Global Reporting Initiative (GRI) Sustainability reporting guidelines, application level A+. Talisman’s last report was published in April 2010 and the next report is scheduled for publication in May 2012. Talisman’s KPIs can be found at www.talisman-energy.com and selected KPIs have been reviewed by an independent third party, Ernst & Young LLP.

Additional information on Talisman’s corporate responsibility performance can be found online at www.talisman-energy.com.

This report provides performance data on all aspects of our company on a consolidated basis. Unless otherwise indicated, figures are reported in metric units, and all financial information is reported in Canadian dollars. Unless the context indicates otherwise, reference in this report to “Talisman” or the “company” is intended to include, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries. Talisman defines its stakeholders as its employees, shareholders, suppliers, service providers, communities, indigenous groups, investors, debtholders, governments, regulators and non-governmental organizations affected by, or that can affect, the company’s operations.

About Our Company

Our Business Strategy Is Focused On:

•   establishing safe, long-term profitable growth from our operations in North America shale and Southeast Asia

•   repositioning the international portfolio for renewal through high-impact exploration in selected areas

•   operating our conventional North Sea business and conventional portfolio in North America at maximum efficiency to maintain stable, high-quality production and cash generation for at least the next decade.

We are committed to conducting our business safely and in an ethically, socially and environmentally responsible manner. We participate in the United Nations Global Compact and are included in the Meritas Jantzi Social Index and the Dow Jones Sustainability North America Index. Talisman was the first Canadian company to join the Voluntary Principles on Security and Human Rights Plenary Group developed by the United States (US) and

United Kingdom (UK) governments. In 2010, Talisman was also included on the Jantzi-Maclean’s list of the 50 Most Socially Responsible Companies in Canada.

Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM.

1 Enterprise value of common shares plus book value of debt as at December 31, 2010

Where We Operate

Headquartered in Calgary, Canada, our main operating areas are North America, the North Sea and Southeast Asia. In addition, we are pursuing a number of international exploration opportunities.

North America

Talisman is becoming a leading, returns-focused shale producer in North America. We have a diversified portfolio that includes interests in shale plays in British Columbia and Quebec in Canada, and Pennsylvania, Texas and New York in the US. We also continue to invest in conventional oil and natural gas properties in Western Canada. We expect future growth to come from low-cost, long-life shale assets.

North Sea

With a decade of sustainable production ahead of us in the North Sea, we are focused on offshore development and exploration activities near the coasts of UK and Norway. Our North Sea production is predominantly light, high-value oil and liquids. Our plan is to maintain the region as a stable cash-generating business.

Southeast Asia

We are involved in exploring and developing oil and natural gas in Indonesia, Malaysia, Vietnam, Australia and Papua New Guinea (PNG). Current production from the region is predominantly oil and liquids or natural gas linked to oil prices.Our Southeast Asia operations are expected to continue as a growth area, with new projects coming on stream over the medium term and with significant exploration upside.

International Exploration

We are building an international exploration portfolio that will contribute to our renewal through the discovery of significant new hydrocarbon resources. In Peru and Colombia, we are building an oil-focused core region. In Southeast Asia, we are exploring prospects offshore Malaysia, Indonesia and Vietnam and onshore PNG. In addition, we are also looking for exploration opportunities to sustain North Sea production. We are also pursuing material growth opportunities in Poland and in the Kurdistan region of northern Iraq.

2010 Performance At A Glance

At Talisman, continuous improvement means learning from both our successes and challenges, and using these insights to enhance our performance. In 2010, while we had many noteworthy accomplishments, we also identified some areas to improve on. We:

•   Carried out a comprehensive review of our global drilling operations in the aftermath of the BP plc Deepwater Horizon incident and used our findings to apply additional rigour to our design, procedures and safety processes in preparation for our first deepwater well.

•   Improved our combined employee and contractor lost-time injury frequency by 18% from 2009, delivering another year of improved performance, however falling short of our 30% target.

•   Suffered a fatality when contractor Evaristo Chimpa tragically lost his life on the Pastaza River in northern Peru.We immediately ceased all river operations to undergo a safety review and identified opportunities to improve our river barge operations in all applicable regions.

•   Reduced the number of spills greater than a half-barrel by 31% to 109 from 157 in 2009.

•   Experienced a spill from a shale gas drilling operation in Bradford County, Pennsylvania, of which approximately 1,700 litres (450 gallons) of diesel were recovered. As a result, we implemented a number of improvements to prevent offsite impacts from our shale gas developments across North America.

•   Rolled out 10 Golden Rules for Safe Operations – compliance with these rules is a condition of working at any Talisman site.

•   Developed a new global community relations policy (GCRP) to create a consistent, best-practice approach to interacting with, and gaining the support of, local stakeholders.

•   Updated our policy on business conduct and ethics (PBCE) to include prohibition of facilitation payments.

•   Invested $8.5 million worldwide in community initiatives.

•   Launched our first global employee survey to more than 3,000 employees in seven languages and achieved a response rate of 82%.

President’s Message

Welcome to Talisman Energy’s 11th Corporate Responsibility Report.

The year, for all of our industry and most particularly for those directly affected, was dominated by the devastating explosion on the Deepwater Horizon drilling platform in the Gulf of Mexico. This was a tragic reminder of what can go wrong.

Immediately after this incident, I asked for an intensive worldwide review of all of our drilling operations, with an emphasis on operational integrity and process safety. The findings were reviewed by the Board of Directors and fully discussed throughout the company. While we were satisfied with the overall results of this evaluation, we were able to use our findings to improve upon many of our existing processes and put in place more extensive readiness reviews for our deepwater and higher-risk operations.

At Talisman, we are on a five-year journey to move to top-quartile safety performance, and we have made significant gains in the past couple of years. In 2010, we lowered our lost-time injury frequency rate by 18% over 2009, which itself had reduced 40% over 2008. Despite our continued progress, we did not meet our own internal aspiration and have refocused our efforts again as we enter 2011. An assessment of our 2010 incidents indicated that priority areas for our attention this year include our North American drilling and completion operations and our start-up exploration projects around the world. We have implemented special programs in these areas to ensure continued progress toward our safety goals.

Although we make concerted efforts to keep all workers safe at all times, tragically, we experienced a fatality in 2010 when contractor Evaristo Chimpa lost his life on the Pastaza River in northern Peru. All of us at Talisman extend our sincere condolences to Mr. Chimpa’s family and friends. We immediately ceased all river operations to undergo a detailed and comprehensive investigation. We have since used the findings to improve river operations in all areas where we rely on barges to supply our activities.

Wherever we operate, we try to minimize our impact on the environment, work with the support of local communities and share the economic benefits of our activities. We commissioned a report by Washington-based Foley Hoag, an internationally renowned legal and corporate social responsibility consultancy, on the issue of free, prior and informed consent for indigenous communities. We also received guidance from the World Resources Institute and several other expert organizations and individuals on this topic. Stemming from this report, we developed and issued a new community relations policy to help guide our interactions with local communities wherever we work.

As an example, in Peru we undertake a rigorous process to ensure local communities are made aware of our plans and are offered access to additional support to understand and evaluate the impacts on their communities. After this process, community members hold a vote, which requires a two-thirds majority before we can commence operations.

In North America, as we increase our shale activities, we see the tension between an affordable, abundant and clean energy source and public concerns, particularly with respect to water. Talisman is committed to environmentally responsible shale development, and we continue to look for ways to decrease our use of fresh water

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and to protect surface and ground water resources. Since mid-2010, we have achieved nearly 100% reuse of flowback water in Pennsylvania, our largest shale operation. In 2011, we will further increase environmental monitoring by developing and piloting a sector-specific water intensity performance indicator.

We have created a series of partnerships with agencies that provide support in the regions we operate, or that have a global focus on an important issue such as clean drinking water. In 2010, we partnered with the Centre for Affordable Water and Sanitation Technology. The Calgary-based, not-for-profit organization provides education, training and technical consulting in water and sanitation to organizations that serve the poor in developing countries. And, already in 2011, we accepted an invitation to participate in the United Nations Global Compact LEAD program, comprised of a group of companies committed to defining best practices for sustainability leadership. As well, we have recently announced a partnership with the World Resources Institute’s Aqueduct project focused on measuring and mapping water risk.

Of course, beyond local boundaries, hydrocarbons are also a major source of greenhouse gas emissions. Talisman continues to look for ways to leverage technology to improve energy efficiency and reduce our carbon footprint; you will see examples in this report.

Another challenge for the oil and gas industry is the aging demographic profile of our workforce. In a global, exciting and highly technical business, there is more we can do to attract and retain a new generation of engineers, geologists, accountants and other talented people. This is a great industry with great opportunities, in need of the best people. We are implementing a series of programs to build our capacity within the firm, and to develop our employees to their maximum potential.

To meet these challenges, we recognize that Talisman must produce energy safely, responsibly and with the support of communities impacted by our activities, in order to preserve our license to operate. As you will read in this report, we continue to build and enhance our activities to ensure Talisman remains a responsible corporate citizen. We are proud of our accomplishments to date, but we recognize that it must be a process of continuous improvement.

2010 was the first year we publicly shared some of our targets for improvement. This was to demonstrate our commitment to advancement and to set visible benchmarks for our stakeholders. The scorecard at the end of this report highlights some of our successes and areas for continued improvement. For 2011, we have added two new performance indicators relating to recordable injuries and overdue preventative maintenance.

Talisman’s purpose is safe, profitable growth. We believe that corporate responsibility programs must be fully integrated into all business activities. As the complexity of our business increases and the scale of our operations grows, we will continue to make substantial investments in the development of our people.

I would like to thank the Talisman Board for its important role in providing oversight to our corporate responsibility activities. Most of all, I would like to thank the more than 4,600 Talisman employees and contractors around the world who live our values and conduct their business every day in an ethical and responsible manner.

John A. Manzoni

President and Chief Executive Officer

Talisman Energy Inc.

February 28, 2011

OUR VALUES: safety. passion. results. respect. excellence. teamwork. honest communication.

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How We Manage Corporate Responsibility

Our commitment to corporate responsibility is rooted in our company values.

Our people put these values into action daily. Their dedication to making Talisman a great corporate citizen is built into the policies, systems, procedures and practices we put in place to keep us improving.

1.  Our Values Provide A Solid Foundation

Corporate responsibility at Talisman starts with our values. They reflect what we stand for as a company and guide our conduct at the highest level.

safety: our goal is to create working conditions where we cause no harm to people passion: we inspire others by the passion we demonstrate for our work results: we have a bias for results and take initiative to get things done efficiently, creating value for our shareholders respect: we take time to consider and appreciate other people’s points of view and treat the environment with respect excellence: we strive for excellence in what we do and how we do it teamwork: by working effectively together, we can deliver results far beyond our individual capabilities honest communication: we show courage to speak honestly and support others to do the same

2.  Our Management System Drives

Continuous Improvement

Our global management system for health, safety, security, environment and operational assurance (HSSE/OA) helps us to manage HSSE/OA risks, set common expectations for workers and is central to understanding and improving our performance. Building on the standards in this detailed framework allows us to translate many of our corporate values into actionable commitments for our employees and contractors.

In 2010, this system was expanded to include global projects and drilling and completions activities. Now known as the Talisman operating management system, it provides a single system that will further integrate our key HSSE/OA priorities into our daily operations and effectively manage related risks. We will continue implementing this system throughout 2011.

3.  Our Board Provides Oversight

Our Board of Directors (Board) oversees the conduct of the business and management, including efforts to manage corporate responsibility. The Board ensures systems are in place to manage key financial and non-financial risks, including environment, health and safety. We have well-established structures in place to ensure the Board can

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function independently of management. All of our 11 directors are independent, except for Talisman’s president and chief executive officer.

In addition, the Board’s health, safety, environment and corporate responsibility (HSECR) committee oversees our health, safety and environment initiatives, policies and systems. In 2010, the mandate of this committee was expanded to include oversight for policies on security, community relations and human rights.

4. Ethical Conduct Is Fundamental To How We Do Business

Our policy on business conduct and ethics (PBCE) provides our employees and contractors with guidelines on a range of issues, including personal conduct, human rights, community relations and health, safety and environment. All employees and contractors are required to complete annual training and to sign a certificate of compliance. Training has been updated to reflect changes to the PBCE, which now references the new GCRP and prohibits facilitation payments.

Integrity Matters

Talisman’s Integrity Matters hotline was available to both internal and external stakeholders throughout 2010. The hotline is a confidential option for submitting inquiries or complaints regarding ethics matters and other areas of concern, such as human resources or workplace practices. It is managed by an independent third-party with global operations that offers services in more than 140 languages. All matters reported through this vehicle in 2010 were investigated for possible breaches of business conduct and actions were taken where appropriate.

5. We Follow International Standards For Human Rights, Security And Transparency

We promote adherence to and respect for human rights principles in all our areas of operation. We are a signatory to the United Nations Global Compact (UNGC), which supports a number of principles related to human rights, labour, the environment and anti-corruption. In early 2011, we were invited to participate in its LEAD program, which is comprised of a group of 54 companies committed to defining best practices for sustainability leadership.

We are also the first Canadian company to participate in the Voluntary Principles on Security and Human Rights Plenary Group. The Voluntary Principles guide companies in maintaining the safety and security of their operations, within an operating framework that promotes respect for human rights and security.

In addition, we are committed to transparency in our dealings with governments. We are a member of the Extractive Industries Transparency Initiative (EITI), and publish all royalties, taxes and other material payments to host governments across our global operations.

6. We Engage And Listen To Stakeholders

In carrying out our business, we communicate and consult with a wide range of stakeholders. They can include landowners, local communities, Aboriginal and indigenous people, regulators and governments. We create opportunities to engage stakeholders early in a project cycle and frequently throughout our activities. Our goal is to share information, learn from external perspectives and build strong relationships in the community – all with a view to supporting our long-term success.

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Safety

Safety is our top priority. It is paramount to our business that we create a work environment that is incident-free, where we do no harm and workers are not exposed to hazards.

Driving Continuous Improvement

Our Approach

Keeping our people safe is a company-wide effort, and one to which all Talisman employees are dedicated. Our objective is to become a consistent top-quartile safety performer. We strive for high levels of safety vigilance through safe work practices, site visits, reporting, education and training, as well as the commitment of our people. We are not satisfied with the status quo and have set key indicators for improved performance. We continually learn from both our incidents and successes. We set clear expectations through our global standards and follow up to provide assurance, thorough tracking and reporting.

Our Performance

One of the key safety measures we track is the rate of lost time due to workplace injuries. Our lost-time injury frequency (LTIF) was down 18% from 2009. Although this was still a significant achievement, it fell short of our 30% improvement target. More work is required to achieve our goal of zero safety incidents in our workplace. Our 2011 target is to further reduce LTIF by 20%, compared to 2010.

In addition to tracking key performance indicators, we have been focusing our attention on incidents and potential incidents. We have learned a significant amount about where we need to advance our safety performance. Contractor management will be a main area of improvement for 2011. Site supervision for drilling and completions in North America will become more rigorous. Control of the work on our sites will be enhanced. As well, we will manage our onshore operations with very clear accountabilities between Talisman and our contractors. We will become more structured in our standards upon entry into new areas and how we start new projects.

Fatality In Peru

Although we make concerted efforts to keep all workers safe at all times, tragically, we experienced a fatality in 2010 on the Pastaza River in northern Peru. On April 27, contractor Evaristo Chimpa died from injuries sustained after the guide boat he was travelling on suddenly lost power and was struck by the contractor-operated barge it was supporting. Immediately, we ceased all river operations in the region. Through a detailed and comprehensive investigation, we adapted our processes and, subsequently, we identified opportunities to improve certain procedures and controls, particularly in the area of operator training and vessel inspection. We have since used the findings to enhance the safety of river barge operations in Peru and to make improvements in Colombia and PNG, where we also rely on barges to supply exploration activities.

Communicating 10 Golden Rules For Safe Operations

Crucial to managing personal safety is building an entrenched safety culture where clear rules and procedures are consistently followed to prevent personal injuries. To reinforce our commitment to safety, we have established our 10 Golden Rules for Safe Operations. These rules form part of our global safety culture standard. Compliance with these rules is a condition of working at any Talisman site. In 2010, we rolled out the rules to our global workforce. They were published in nine languages and were supported by a communications campaign of posters, DVDs, booklets, online guidelines for supervisors and face-to-face conversations.

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Reinforcing Safe Behaviours On The Worksite

Across all our operations, we place a strong emphasis on peer-to-peer observations and supervisor mentoring to raise awareness of job hazards and correct safety behaviours. In 2010, we renewed these programs in our North America and UK operations. In North America, we provided additional training on behaviour-based safety for new and existing workers, and we introduced safety observation training for leaders. In the UK, we used a program that promoted peer-to-peer behaviour-based safety among workers. Through this continuing program, employees are trained in effective techniques for carrying out safety conversations in order to coach and encourage co-workers to follow safe work practices.

Improving Contractor Management

Our company works with thousands of contractors worldwide who provide diverse services to our operations. In some areas, they represent a significant portion of the local workforce. Contractors are expected to follow the same safety standards as our employees. In 2010, to bring more consistency to contractor performance, we implemented a global contractor health, safety and environment (HSE) management standard. The standard provides a common system for evaluating and selecting contractors and working with them to enhance safety practices. As a first step, we categorized contractor jobs based on the level of hazardous work. For tier-one contractors involved in the most hazardous work, we now consider their previous safety performance as a prequalification for employment and we require regular safety meetings between Talisman safety managers and the contractor. Looking forward, our goal is to have all tier-one contractors operating to this new standard by the end of 2011.

Reducing The Risk Of Critical Incidents
In Our Facilities

Process safety involves plant equipment, processes used to operate a plant, and people who use the processes.

By encouraging people to follow the proper operating procedures in our facilities, we can prevent major incidents, such as fatalities, spills and fires. For the past year, we achieved a zero backlog of repair orders for safety-critical equipment. In other words, if this equipment needed to be repaired, we fixed it immediately and reported these corrective actions to management.

Global Review Of Process Safety After BP Incident

On April 20, 2010, an explosion on BP’s Deepwater Horizon drilling rig in the Gulf of Mexico resulted in a fire that sank the rig, causing 11 fatalities, multiple serious injuries and the largest oil spill in history. In response to this devastating incident, we conducted a thorough review of all aspects of our global drilling operations, including well design, procedures, training and equipment. This company-wide investigation reaffirmed that Talisman has appropriate measures and barriers in place to maintain high levels of safety. While this gave us confidence in the processes and procedures we have in place, we recognize that there are inherent risks associated with any kind of complex operation. While removing risk entirely is unlikely, we were able to use our findings to apply additional rigour to our designs, procedures and safety processes.

At the same time, the review also identified the opportunity to develop a more robust incident response plan. For example, as Talisman expands our operations and enters new regions, a commitment to consistent standards is increasingly important. Immediately after our review in 2010, we shared the company’s expectations for well operations and process safety with all site supervisors throughout our global drilling and completions business. We are also developing a global standard on well control, which will set out clear expectations for onshore and offshore operations. This standard will be introduced in 2011. We plan to drill our first deepwater well in the Indonesian Makassar Strait later this year.

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Safety in action: a barrier management system in Norway, a four-point plan in the UK and medical care in remote locations.

Stories From Our Regions

Breaking The Chain Of Events That Can Lead To Major Incidents

Our Norway operations use a barrier management system to maintain high levels of process safety at the Gyda platform in the North Sea. The system covers 17 barriers (technical, organizational and operational measures) designed to prevent events that can lead to major incidents such as spills, fires or explosions. Each barrier is monitored by a technical authority, and the overall risk index for each barrier at the site is updated each day and shown on an online data management system. Since its launch in 2009, the system has increased awareness of daily process safety practices on Gyda. In 2011, it will be expanded to the Yme platform in the North Sea. The system is also being considered for other Talisman regions.

Improving Personal Safety Through A Four-Point Plan

In the UK, our operations apply a four-point plan to improve personal safety on 11 offshore installations in the North Sea as well as the Flotta Oil Terminal. Since introducing the plan in 2008, it has been updated each year to address safety priorities. In 2010, the plan was used to stress the importance of visible site leadership, safety interventions, awareness of work-site hazards and effective procedures for personal safety. The program has helped our UK operations decrease lost-time injury frequency by more than 50% in the past two years. Based on this success, we plan to expand use of the four-point plan to other operating regions in 2011, including Malaysia, Norway and North America.

Providing Medical Care In Remote Locations

In PNG, we have acquired about 400 kilometres of seismic data since we commenced onshore activities in 2009. Here, our exploration programs take place in challenging and remote jungle environments where workers can be exposed to a variety of health risks, including endemic diseases such as malaria and cholera and other hazards such as crocodiles and poisonous snakes. For the people working on our behalf in these environments, we have established a variety of arrangements for health and medical support, including medical evacuation via air ambulance to hospitals in Australia, and heli-portable medical clinics staffed with doctors and paramedics. These arrangements are also available for assisting members of the local communities. For instance, in 2010, Talisman provided medical assistance and evacuation for a child from a village located near one of our remote camps who had been bitten by a poisonous snake.

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Environment

At Talisman, we are committed to environmental performance that meets or exceeds regulations wherever we operate. Understanding and minimizing our impact on the environment is a priority in every decision we make.

Managing Responsibly, Limiting Our Footprint

Our Approach

Our pursuit for continuous improvement in environmental performance includes integrating environmental considerations into our business and making efficient use of resources. We carefully plan all projects and operations so as to minimize our impacts to air, land and water. We also draw on technological innovation and best practices to ensure we are using energy, water and other materials we need to operate our daily business activities as efficiently as possible.

Strengthening Spill Prevention

We track and record spills across our global operations as a key indicator of environmental performance. We take all spills seriously. By investigating for root causes, developing corrective actions and sharing what we learn, we work to prevent similar incidents from occurring in the future.

In 2010, the number of spills greater than one-half barrel in our global operations decreased from 157 in 2009 to 109.

Responding To A Spill In Pennsylvania

In March 2010, we experienced a spill from a shale gas drilling operation in Bradford County, Pennsylvania, of which 1,700 litres (450 gallons) of diesel were recovered. The spill leaked offsite into a nearby field. Upon discovery of the spill, Talisman’s environmental response crews were immediately notified and began implementing containment and recovery operations. Working with local regulators and stakeholders, we took prompt action to remediate the area impacted by the spill and to thoroughly investigate the incident.

As a result of our investigation, we implemented a number of improvements to prevent future offsite impacts from our shale gas developments across North America. We installed plastic liners under drilling and completions sites in order to prevent any spilled fluids from reaching the environment. We also upgraded connector equipment to help prevent leaks, introduced new operating procedures for tanks and increased spill prevention training for our field staff.

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“Wherever we operate, we try to minimize our impact on the environment, work with the support of local communities and share the economic benefits of our activities.”

John A. Manzoni, President and Chief Executive Officer

Protecting And Conserving Water

Shale gas development uses fracturing fluid, which consists of greater than 99.5% water and sand with less than 0.5% of other chemicals, to fracture the shale and release trapped gas for production. In North America, increased shale gas development has raised concerns about possible impacts on the environment, including aquifers and surface water.

Our industry must apply and be granted permits from the government to withdraw surface water. Most of the water used for shale gas development is taken directly from nearby lakes and rivers.

At Talisman, we take great care to protect aquifers. Before starting to drill, we carry out voluntary testing of domestic wells in the vicinity. We follow stringent wellbore casing techniques that meet or exceed industry guidelines designed to protect fresh water and we monitor our practices and strive for continuous improvement in each well program.

To minimize our environmental footprint, we are focused on recycling water to reduce the amount of fresh water used in our developments. This involves recovering flowback water (fracturing fluid that flows back through the wellbore to the surface), storing it and reusing it to fracture future wells. Since mid-2010, we have achieved nearly 100% reuse of flowback water in Pennsylvania, our largest shale gas operation. Reuse of flowback water reduces the cost of offsite waste disposal and helps to conserve water resources.

As the pace of Talisman’s shale development increases, so will our focus on enhancing our water management practices. In 2010, we developed a water management strategy to define best practices for water withdrawal, reuse, disposal and conservation in our North America shale gas operations. This strategy outlines a number of objectives to minimize fresh water use, reduce water disposal and increase the use of alternative water sources.

Talisman is active within the industry to drive continuous improvement in water management. We have partnered with the World Resources Institute in their Aqueduct project. The project’s overarching goal is to share research and information on the multiple drivers of water risk, in order to better manage increasingly scarce water resources around the world. We are also participating in initiatives led by IPIECA and GEMI (Global Environmental Management Initiatives) to develop oil and gas-focused water risk tools and best management guidelines.

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Minimizing Our Footprint

We conduct studies to identify and avoid encroaching on environmental features, such as streams and wetlands, early in the planning stages for our exploration projects. We minimize the size of land to be cleared and look for opportunities to avoid sensitive environmental areas through routing and schedule adjustments. In some cases, as in our shale gas developments, we drill multiple wells from a common pad to minimize our footprint on the land and the community.

In 2010, we took additional global actions to reduce our environmental footprint, including:

•        In North America, we introduced the use of geographic information system (GIS) technology to enhance our ability to identify and map environmental features in planning for shale gas well sites.

•        In PNG, where possible, we located our remote camps for our seismic crews in areas of the rainforest previously cleared by the indigenous people for villages and agriculture. This allowed us to minimize tree clearing and land disturbance.

•        In Colombia, we hired environmental inspectors to monitor our seismic activities to ensure compliance with government regulations and our own standards. Based on input, we adjusted seismic locations to safe distances from streams and water bodies.

Managing Emissions

Greenhouse gas emissions pose significant regulatory and reputational risks to our industry. A priority for Talisman is the use of economic energy measures that can be integrated into our daily business to improve energy efficiency and operations. For example, in Alberta, Canada, we operate a waste heat recovery unit at our Bigstone gas plant and a cogeneration facility at our Edson gas plant. Both facilities help to reduce fuel consumption and, together, they reduce carbon dioxide (CO2) emissions by more than 40,000 tonnes a year.

We also monitor and participate in regulatory initiatives. Since 2008, our Talisman UK and Norway operations have participated in Phase II of the European Union Emissions Trading Scheme. The market-based scheme involves the trading of greenhouse gas emissions allowances to ensure emissions reductions by industrial emitters across Europe. Since 2008, equipment upgrades and operating efficiencies have enabled our UK operations to reduce emissions by about 25%. In 2010, CO2 allowances for our UK operations slightly exceeded emissions. Our Norway operations have had to purchase CO2 quotas for each tonne of CO2 emitted since 2008.

Longer term, we recognize a need to develop a consistent approach to climate change across our global operations. We are evaluating a set of global requirements for greenhouse gas emissions and energy efficiency. In 2010, we also developed an online information package to increase internal awareness of climate change science and possible emissions reduction strategies.

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Preserving our environment through prevention, protection and investment.

Stories From Our Regions

17-Point Spill Prevention Plan

We conduct conventional oil operations in the Shaunavon fields in Saskatchewan, Canada. In the past, we have experienced a higher incidence of hydrocarbon spills and leaks in this operation due to older equipment. In 2010, we assessed the historic information and developed a 17-point action plan to reduce the number spills. The plan sets out a series of actions for field staff, including maintenance of pumpjack equipment and inspections of pipelines. This approach has already helped to reduce spill frequency at Shaunavon by 45%. We are now looking to adapt the plan for other areas of our North America operations.

Protecting Rare Bird Species

During an environmental impact assessment in Colombia’s Block 9, an endangered bird species (the small yellow-eared parrot) was identified in the foothills region. We adjusted our seismic line to avoid the bird’s habitat and, with participation from the local community, developed a plan to minimize our impacts. We also contributed to the building of an ecological walking trail and visited local schools to increase awareness of the importance of species protection.

Investing In Biodiversity Studies

The State of Terengganu on the east coast of Malaysia is well known for its natural environment heritage. Despite its designated and protected marine parks, there is limited information on coastal ecosystems and marine mammals in the region. In 2010, Talisman committed more than US$100,000 to the Malaysian Nature Society (MNS) to support its project to provide environmental monitoring of marine and coastal ecosystems. Talisman’s project partnership with MNS will focus on areas in Terengganu and Sabah and working with local communities to monitor coastlines in addition to conducting marine mammal observation.

12 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2010

People

We have a responsibility to our people to treat them with respect, to enable them to reach their full potential and to create a work environment in which they can excel. In doing this, we attract and retain talented people.

Valuing And Developing Our Employees

Our Approach

Critical to our future growth and success is our ability to attract and retain quality individuals who contribute positively to our culture. We want to be an employer of choice. With that goal in mind, in 2010 we set out to identify and build our professional and leadership capabilities. We also focused our attention to how we work together and how we can ensure Talisman is a great place to work. We asked employees for feedback through a global survey and we embarked on a plan to enhance our people strategy.

Our Workforce

As of December 31, 2010, Talisman employed a global workforce of 3,078 employees. With our people located in 15 countries around the world, we benefit from the diversity of experiences and knowledge that comes from a global workforce. In hiring for our regional operations, we employ local people whenever possible. In 2010, approximately 74% of all regional hires were local to that area. In light of our exploration, production and business activities, we employ a variety of professionals such as engineers, geologists, accountants, lawyers and skilled field operations staff.

Seeking Employee Input And Ideas

Recognizing that our company continues to be in a stage of transformation, we commissioned our first-ever global survey of employees in late 2010. The survey asked for their opinions on topics related to working at Talisman, including leadership, empowerment, work-life balance, safety, communications and career development.

Our target of 70% completion was exceeded when 82% of employees took the time to participate in the survey. Employee comments indicated a number of areas of strength:

•        They understand, feel aligned with and support our corporate goals and objectives. They feel accountable, motivated and recognized.

•        They believe in what we do as a business, are willing to go the extra mile and are optimistic about our future.

•        They take pride in and feel that Talisman is a socially responsible company.

The results also clearly identified some areas we need to improve, including simplifying how we work and investing in the development of our employees.

Based on what our employees told us, our global people priority will be enhanced development. We will continue our comprehensive approach to developing all employees, with a focus on our professionals and leaders. Our expectation for 2011 is that all employees will have development conversations with their leaders and development plans in place. We have increased our training budget and expect these funds to be allocated. We are also putting in place more programs and activities to help enhance employees’ on-the-job experience. Our commitment to people development will be an ongoing focus that will carry on beyond 2011.

13 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2010

Attracting And Recruiting The Right People

A diverse workforce helps ensure we are benefiting from a wide range of backgrounds, perspectives and experiences. We recruit globally to find the right skills to support and lead our business strategy. Our business spans many geographies and includes a variety of oil and gas products, making it extremely important for us to hire experienced people to share their knowledge and mentor our next generation of leaders.

To recruit new people to the industry, we also hire students from universities and technical schools. We visit campuses worldwide to promote Talisman as a great place to work and provide cooperative education and summer job opportunities. Upon completion of their studies, students may be hired into full-time positions at Talisman.

Investing In The Development Of Our People

We believe that the development of our people begins with a conversation. Talisman is committed to having conversations that lead to development actions. We recognize that these plans need to be supported by opportunities for experience, exposure and education. By providing these opportunities, as well as the framework, support and necessary tools for development, we are equipping our employees to guide their own careers.

While 2011 will see an increased focus in the area of development, we will support this focus by building on the programs already in place. In 2010, our employees could take advantage of a wide range of training and development activities aimed at helping them broaden their skills. In addition to traditional classroom training, we provide a variety of experiential learning opportunities, such as cross-functional teams, secondments and project work, to expose employees to new ideas and continuous learning. In 2010, we invested more than $6 million in learning and development expenditures for employees.

Developing our leaders is critical to our success. Strong leadership is essential to achieving our goals and creating a climate that inspires employees to deliver results. In late 2010, we launched our development program for key senior leaders. The program offered participants an opportunity to focus on strategic thinking, executive decision making and personal leadership styles. Recognizing the broader importance of these skill sets, we are in the process of developing a program for our emerging leaders that will launch in 2011.

Setting Goals And Rewarding Performance

Our total rewards philosophy recognizes that achievement of business success is largely a reflection of the company’s performance and the contributions of our people. The link between individual and business success is the premise for our compensation philosophy.

We have put considerable effort into how individual performance plans are created and evaluated. This starts by having goals that are specific, measurable, achievable, results-focused and time bound. We have created a variety of feedback channels for our leaders, this includes reviews from their peers, those who report to them and the person they report to. We also offer workshops for employees to support effective conversations on performance. Our performance management system is now in its third year and it is helping employees clearly identify their goals, the expectations of their work and the reward and recognition for varying levels of performance.

While the type and design of plans vary by country, they are developed in consideration of overall total compensation, market competitiveness and in support of employee performance aligning with business success and increasing shareholder value. This flexibility provides opportunity to reward performance, as well as to share the benefits of corporate success with participating employees across the company.

We also offer educational assistance programs, flexible health plans and a global employee and family assistance program.

14 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2010

“We are implementing a series of programs to build our capacity within the firm, and to develop our employees to their maximum potential.” John A. Manzoni, President and Chief Executive Officer

Stories From Our Regions

Talisman Recognized As One Of Alberta’s Top Employers

For the second consecutive year, Talisman was named one of Alberta’s top 50 employers by the editors of Canada’s Top 100 Employers. The designation recognizes Alberta employers who lead their peers in offering exceptional places to work. Companies are chosen based on work atmosphere, benefits, training and skills development, and community involvement.

Supporting Post-Secondary Education Globally

One of the ways we contribute to developing future professionals in our industry is by investing in post-secondary education. In 2010, we contributed more than $1 million in funding to post-secondary institutions worldwide.

Here are some of our key contributions in 2010:

•   Canada: We committed $1 million to the University of Calgary to support the Natural Sciences and Engineering Research Council/Talisman Energy Research Chair in Drilling Engineering. These funds, delivered through the Schulich School of Engineering, are aimed at developing technologies and operating practices to enhance precision drilling and helping to limit impacts to the land and water. We are also a foundation sponsor of the University of Calgary’s Global Executive Energy MBA offered through the Haskayne School of Business. Our contribution of $1 million will go toward development of the program as well as enrolment costs for some Talisman employees or partners.

•   Malaysia: In 2008, Talisman began a five-year commitment to fund scholarships in partnership with the Universiti Teknologi Malaysia, Universiti Sains Malaysia and University of Malaya. To date, more than US$240,000 has been disbursed to 32 engineering and geology students from across Malaysia.

•   Vietnam: Starting in 2009, we have funded a scholarship program in Vietnam that supports two professionals each year to undertake post-graduate degree courses in geosciences, engineering and business administration at the University of Alberta.

•   Norway: We offer a scholarship program for foreign students to attend the master’s degree program in petroleum technology at the University of Stavanger. Since its inception in 2006, more than 34 students have participated.

15 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2010

Communities

It is important that we bring direct benefit to the communities where we operate. We do this through employment opportunities, new infrastructure and support for community programs.

Engaging With Communities, Providing Local Benefits

Our Approach

We openly communicate with local community members to make sure they have access to information on our projects and business activities. Through community consultations, we have meaningful conversations to understand local perspectives and to ensure they are taken into account in our decision making. We do this early in the process and frequently, because the opinions and concerns of our stakeholders matter. We also invest in local projects and initiatives that benefit the communities wherever we operate.

New Global Community Relations Policy

Our new GCRP marks an important evolution in our commitment to working with our local communities. In particular, when working with communities, we commit to engaging them in a fair and open discussion of our activities and addressing their concerns – this is the foundation of our new GCRP.

Approved in late 2010 and introduced in early 2011, the policy outlines our objectives, which include respecting the rights and interests of indigenous and tribal communities, understanding their cultural needs, finding ways for communities to share in the economic benefits of oil and gas development, and meeting the expectation that we will do no harm.

The policy underwent extensive review by key internal and external stakeholders, including consultation with companies, civil society organizations and experts in indigenous rights working within governments. Prior to crafting the policy, Talisman commissioned a report by Washington-based Foley Hoag, an internationally renowned legal and corporate social responsibility consultancy, on the issue of free, prior and informed consent (FPIC) for indigenous communities. Guidance was provided by the World Resources Institute and several other expert organizations and individuals.

Our new policy moves us to a more systematic approach for gaining the support of communities. Incorporating the broad FPIC principles means we will work with communities, at the earliest stages of development, to gain support for the work we plan to do. While governments have the final say on how resources are developed, this policy demonstrates Talisman’s good faith attempt to involve and respect our community neighbours.

Sharing Information About Our Shale Developments

Our commitment to our community partners is that we will make every effort to share information and address their concerns. As an example, in North America there is public concern about shale development, including the use, sourcing, treatment and disposal of water. In addition, there is concern about the use of fracturing fluids to fracture the shale and recover the gas. We are committed to open and transparent communications on our shale operations, including full disclosure of fracturing fluids.

In 2010, we conducted more than 100 open house meetings in Pennsylvania, British Columbia and Quebec, where we met with landowners, community groups and others to discuss our development activities and our plans to minimize environmental impacts. As a further measure, we began publishing a listing of fracturing chemicals used in our Pennsylvania operations on our Talisman Energy USA website. In 2011, we will list fracturing chemicals for all of our shale gas developments across North America on both our corporate and Talisman Energy USA websites. The Talisman Energy USA website also provides detailed information on our drilling procedures as well as any notices of violations and our corrective actions.

In Quebec, we took an active part in public hearings on shale gas exploration and development led by the provincial government’s Bureau des audiences publiques sur l’environnement (BAPE).

16 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2010

Sharing information, being transparent and engaging with communities are key to building relationships.

We shared information on our shale gas development activities, the purpose of fracturing fluids and the different operating practices we use to protect fresh water.

Building Relationships With Aboriginal Communities

Talisman works with Aboriginal and indigenous communities in an honest and respectful manner to build strong relationships. Talisman proactively engages communities on our projects, allowing time for review of our development plans and an opportunity to provide feedback on general areas of concern that could require further consultation. Early and ongoing consultation with communities has allowed Talisman to respond to concerns and arrive at solutions that benefit both the company and communities.

In 2010, we continued to build on our strong existing relationships with Aboriginal communities in Alberta and British Columbia. In northeast British Columbia, for example, we continue to work closely with communities near our projects. Three of these communities are West Moberly First Nations, the Saulteau First Nations and the Halfway River First Nation. A focus of our discussions in 2010 with these communities was the hiring of Aboriginal-owned businesses to support our shale gas exploration efforts. We also invested more than $40,000 in local initiatives that support education and training, culture retention, health and wellness and youth and elders in these communities.

In areas like the Quebec lowlands, where we are in the early stages of exploring for shale gas, we began developing relationships with Aboriginal neighbours such as the Le Grand Conseil De La Nation Waban-Aki, representing the Conseil de Bande des Abénakis de Wôlinak and the Conseil de Bande d’Odanak.

Engaging Communities In Colombia

We continued to apply an open and transparent approach to engaging communities in all operating regions. For example, in Colombia we are conducting seismic operations in a number of areas, including Block 8, a remote rainforest environment bordering on four indigenous reserves. In 2010, we adopted a creative approach to involve indigenous and non-indigenous communities to educate them on our seismic project. We hosted interactive outdoor presentations and produced a storybook, both in Spanish and native languages, created with local indigenous people to explain different aspects of the project. The name of the project – Dajitaneja – means “for all” in a local indigenous language.

We also partnered with a local independent civil society organization, Fundación Ideas para la Paz (FIP), to promote transparency in our community engagement activities. In 2010, FIP representatives attended our meetings with indigenous communities to act as impartial observers and monitor our engagement with these communities. Started in 2009, this partnership has provided ongoing feedback in the field on our engagement activities and an additional level of assurance to Talisman’s human rights performance.

Engaging Communities In Peru

Talisman has operator interests in five onshore blocks and is non-operator of two blocks covering 8.7 million net acres in the Maranon basin of northern Peru. Since we began exploration in Peru in 2004, most activity has been in Block 64, where light oil was discovered in 2005 and confirmed in 2009.

We recognize the unique nature of these local communities in Peru, and before operational activity begins, Talisman must have the consent and support of two-thirds majority of each impacted community.

17 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2010

We recognize that Talisman must produce energy safely, responsibly and with the support of communities impacted by our activities.

Our consultation process involves public meetings and workshops to explain plans and listen to concerns, using third parties and local language as necessary. This is followed by the negotiation of compensation for disruption and impact, which runs in parallel with a formal environmental impact assessment study required by the Peruvian government. We have consulted and received consent for exploration and seismic activities in Blocks 64, 101, 134 and 158. We also have good neighbour agreements with almost all of the communities on the Morona River. For instance in Block 64, land access, compensation and bilateral code of conduct agreements, signed with the previous operators, were renegotiated. Talisman is committed to open dialogue with all stakeholders. We are engaging with a number of organizations, including non-governmental organizations, in North and South America to understand concerns and receive feedback on how to improve our operations and practices in Peru.

In the fall of 2010, we began an environmental impact assessment study for a proposed production project in the Situche Central region of Block 64. As part of the study, scientists are collecting environmental and social data from the area where the project would take place. Results of the study will be shared with local communities through public workshops.

More Than $8 Million Contributed To Communities

We contributed approximately $8.5 million to community initiatives worldwide in 2010. We focused our donations and sponsorships in areas that are important to our business and communities, with a focus on youth and education.

In 2010, we made a commitment to contribute $1 million over five years to the Centre for Affordable Water and Sanitation Technology (CAWST). The Calgary-based, not-for-profit organization provides education, training and technical consulting in water and sanitation to organizations that serve the poor in developing countries. Talisman funds will be used to grow a global network of water expertise and training to improve access to clean drinking water and sanitation in areas of greatest need in developing countries.

Responding To International Relief Efforts

During the year, our company and our employees responded to international campaigns to assist people affected by devastating natural events. We provided more than $500,000 globally to registered charities assisting with the earthquake relief efforts in Haiti and flood relief efforts in Pakistan, Vietnam and Colombia. The money was used to provide clean water, medical assistance and other relief items for affected communities.

More recently, in early 2011 we were affected directly when a destructive flood in Brisbane, Australia, caused our regional office to temporarily close and forced some of our employees to provisionally relocate. We worked to ensure the safety of our workers throughout this event and, in the aftermath, contributed $50,000 to help with relief efforts.

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Supporting our communities through consultation, education, medical support and capacity building.

Stories From Our Regions

Giving Generously To The United Way

Talisman actively supports the annual United Way of Calgary fundraising campaign to build strong, healthy families and communities in Calgary and the surrounding area. Each year Talisman employees and executives volunteer significant amounts of time and energy throughout the campaign. In 2010, for the fourth consecutive year, Talisman and its employees raised more than $1 million for the United Way campaign. In an additional effort to raise awareness and create opportunities for employees to participate, we held our first A Day Makes A Difference campaign, which involved a week of volunteer activities for a range of charitable projects. Led by our executive team, more than 200 employees volunteered as part of the campaign.

Supporting Education

In Peru, we are committed to offering full education scholarships for indigenous students in the areas where we are working. In 2010, 20 students from the Loreto region and the communities of Fasam, Nuevo Osham and Sabaloyacu benefited from these scholarships, which included the cost of materials, lodging, food and transportation. In addition, we funded a training course in Lima for 30 community members on basic health-care techniques.

Helping To Rebuild Communities

We have carried out seismic exploration activities in the Kurdistan region of northern Iraq and commenced drilling our first operated well earlier this year. As a condition of our investment, we provided capacity-building payments of US$220 million in 2008 to the Kurdistan Regional Government (KRG) to rehabilitate local communities damaged by past conflict. We have taken steps to ensure these dollars are managed transparently. The KRG has established a committee to oversee allocation of $200 million of the initial capacity-building payments, which are allocated specifically to the Garmian region, an area in great need of infrastructure support. Talisman has a seat on that committee. To date, about $75 million has been invested in projects to build roads, improve water sanitation, drill water wells, build schools and provide affordable housing developments.

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Progress Against 2009 Targets And Future Plans

In our 2009 report, Talisman introduced quantitative and qualitative performance targets focusing on safety, environment, community relations and people. We introduced these targets to continue to build on the performance improvements already achieved. In addition to current metrics, we are adding two new key performance indicators (KPIs) to report against in 2011, relating to total recordable injuries and overdue safety critical preventative maintenance. As well, our 2011 targets are divided into leading (proactive) and lagging (improvement) metrics to allow us to not only track and report on incidents, but focus on prevention and intervention.

	What We Said In Our	What We Achieved	What We Plan For 2011
	2009 Report	In 2010

Management Systems	• operationalize 2009 global standards • develop and introduce three additional global standards

• operationalized five global standards: KPI periodic reporting; incident reporting, investigation and analysis; leadership and commitment; safety culture; and contractor HSE management

• four global standards were approved in 2010: management of change; risk management; integrated emergency and crisis management; and process safety – equipment integrity element

• operationalization of global standards will be a focus over the next five years

• each region will implement five Golden Rules for Safe Operations, an important part of our global safety culture standard; the remaining five rules will be implemented in 2012

• introduce and operationalize a global well control standard

• focus will be on the global contractor HSE management standard for our highest risk operations, and on operationalizing the emergency and crisis management structures at all levels of the company

• development work will continue on several standards to be ratified in 2012

Safety

• achieve 30% reduction in loss-time injury frequency (LTIF) from 1.08 per million exposure hours and no fatalities

• reduce unintentional hydrocarbon releases by 20%

• achieve zero backlog of overdue safety critical repairs

• achieved an 18% reduction in LTIF, reporting 0.88 per million exposure hours and one fatality • unintentional hydrocarbon releases reduced by 66% • zero backlog of overdue safety critical repairs

• achieve 20% reduction in LTIF

• new metric: achieve 20% reduction in total recordable injury frequency (TRIF)

• reduce unintentional hydrocarbon releases by 20%

• achieve zero backlog of overdue safety critical repairs

• new metric: zero overdue safety critical preventative maintenance man-hours

Environment	• reduce the number of spills by 20% from 157 in 2009	• achieved a reduction of 31%	• reduce the number of spills by 20%

People	• 100% completion of 360-degree feedback reviews for all managers • 70% response rate on global employee survey	• 100% completion of feedback reviews • 82% response rate achieved

• all of our global permanent workforce will have actionable development plans completed. This will be supported through targeted learning for employees and leaders on how to have robust development conversations

• for the last two years Talisman has rolled out 360-degree feedback reviews for our managers and senior leaders. To assist our next generation of leaders in developing others, we will implement a similar process in which they will receive feedback from both their leader and employees

Community Relations	• contribute $7.5 million to communities in 2010 • develop global community relations policy	• contributed $8.5 million to community investments • policy developed and approved in 2010, launched in January 2011

• contribute $9.7 million to community investments

• partner with one international agency to address important global issues identified by the United Nations Global Compact that are relevant to our core competencies and affect people in our regions

• develop tools for implementation of the global community relations policy

20 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2010

Key Numbers

This table provides a snapshot of different areas of our corporate responsibility performance. For a full list of key performance indicators and detailed notes, visit our online Corporate Responsibility report at www.talisman-energy.com

	Indicator	2008	2009	2010

Health	Lost-Time Injury Frequency	1.83	1.08	0.88
and Safety	injuries expressed as a rate per one million exposure hours
	Number of Fatalities	3	0	1
	number

Environment	Number of Spills	415	157	109
	greater than a half-barrel
	Volume of Spills	1,149	1,196	501
	greater than a half-barrel, expressed in cubic metres
	Number of Unintentional Hydrocarbon Releases	not previously reported	345[1]	118

People	Number of Employees full-time permanent employees	2,966	2,820	2,975
	Employee Turnover	6.4	3.5	6.4
	expressed as %, not including retirements

Communities	Community Contributions	7.5	6.3	8.5
	$ million in total funding to community initiatives

Economic	Production	432	425	417
	thousand barrels of oil equivalent per day
	Net Income	3,519	437	648
	$ millions
	Exploration and Development Expenditures	4,395	3,784	3,935
	$ millions
	Remuneration to Employees	653.7	583.7	728.1
	$ millions in compensation and benefits

1     In mid-2010, we moved to a more robust definition for unintentional hydrocarbon releases, resulting in the 2009 number being restated.

21 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2010

Independent Assurance Statement

To the Board of Directors and Management of Talisman Energy Inc. (“Talisman”)

Our Responsibilities	Level Of Assurance

Our assurance engagement has been planned and performed in accordance with the International Standard on Assurance Engagements ISAE 3000 “Assurance Engagements other than Audits or Reviews of Historical Financial Information”.

Scope Of Our Engagement

We have carried out a limited assurance engagement in relation to specific corporate responsibility performance indicators in Talisman’s Corporate Responsibility Report (the “Report”) for the year ending December 31, 2010 which covers corporate responsibility performance information that has been prepared by Talisman Management.

The subject matter of our engagement, as agreed with management, is as follows:

•       Total number of spills >=0.5 bbls

•       Total volume of spills >=0.5 bbls

•       Total unintentional hydrocarbon releases

•       Total number of fatalities

•       Global lost-time injury frequency (LTIF)

•       Total number of employees

•       Total number of directors

•       Total voluntary turnover rate

•       Global learning and development expenditure ($)

•       Global employee remuneration ($)

•       Total community contributions ($)

Criteria

Talisman has prepared its specified performance information in accordance with the GRI G3 Guidelines or where relevant, internally developed criteria.

Talisman Management Responsibilities

The Report was prepared by the management of Talisman, who is responsible for the collection and presentation of the performance indicators, statements, claims in the Report and the criteria used in determining that the information is appropriate for the purpose of disclosure in the Report. In addition, management is responsible for maintaining adequate records and internal controls that are designed to support the reporting process. There are currently no prescribed requirements relating to the preparation, publication and verification of sustainability reports.

Our procedures were designed to obtain a limited level of assurance on which to base our conclusions. The procedures conducted do not provide all the evidence that would be required in a reasonable assurance engagement and accordingly, we do not express a reasonable level of assurance. While we developed an understanding of management’s internal process when determining the nature and extent of our procedures, our limited assurance engagement was not designed to provide assurance on internal controls.

Work Performed

In order for us to provide a conclusion in relation to the above scope of work, we have sought to answer the following questions for the Subject Matter reviewed:

Completeness

•       Has Talisman fairly presented performance information concerning the selected performance indicators with respect to the boundaries and time period defined in the Report?

•       Has Talisman included sustainability performance information from all material entities in its defined boundary for its reporting of the selected performance indicators?

•       Has Talisman accurately collated corporate data relating to the selected performance indicators from operations level data?

Accuracy

•     Is the data reported for the selected performance indicators sufficiently accurate and detailed for stakeholders to assess Talisman’s performance?

Our assurance procedures at Talisman’s corporate head office included but were not limited to:

•       Interviewing selected personnel at Corporate and selected international sites to understand the key sustainability issues related to the selected performance data and processes for the collection and accurate reporting of performance information

•       Where relevant, performing walkthroughs of systems and processes for data aggregation and reporting

•       Checking key assumptions and the evidence to support the assumptions

•       Checking the accuracy of calculations performed, on a sample basis, primarily through inquiry and analytical procedures

•       Checking that data and statements had been correctly transcribed from corporate systems and/or supporting evidence into the Report

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TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2010

Limitations Of Our Work Performed

Our scope of work did not include providing conclusions in relation to:

•  The materiality, completeness or accuracy of data sets or information relating to areas other than the selected performance data, and any site-specific information

•  Information reported outside of Talisman’s 2010 Corporate Responsibility Report

•  Management’s forward-looking statements

•  Any comparisons made by Talisman against historical data

•  The Report being in accordance with all of the requirements of GRI G3, or to a particular application level

•  The appropriateness of definitions for internally developed criteria

Our Conclusions

Subject to our limitations of scope noted above and on the basis of our procedures for this limited assurance engagement, we provide the following conclusions:

Completeness

Nothing has come to our attention to cause us to believe that:

•       Talisman has not fairly presented performance information concerning the Subject Matter with respect to the boundaries and time period defined in the Report

•       Talisman has not included sustainability performance information from all material entities in its defined boundary for its reporting of the Subject Matter

•       Talisman has not accurately collated corporate data relating to the Subject Matter from operations-level data

Accuracy

Nothing has come to our attention to cause us to believe that data reported for the Subject Matter is not materially accurate and insufficiently detailed for stakeholders to assess Talisman’s performance.

Ernst & Young LLP

Calgary, Canada

February 25, 2011

Forward-looking Information

This corporate responsibility report contains or incorporates by reference information that constitutes “forward-looking information” or “forward-looking statements” (collectively forward-looking information) within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, statements regarding:

This corporate responsibility report contains or incorporates by reference information that constitutes “forward-looking information” or “forward-looking statements” (collectively forward-looking information) within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, statements regarding:

•       business strategy, plans, goals, objectives and outcomes;

•       expectations of growth, onstream timing, drilling and exploration in Southeast Asia;

•       expectations of future economic conditions;

•       expected results from the Talisman’s portfolio of oil and gas assets;

•       the potential of shale gas and shale gas development within Talisman’s asset portfolio;

•       the company’s international exploration strategy and expected discoveries;

•       implementation of water consumption intensity and protection performance indicators;

•       HSSE/OA and people standards, strategies, goals, management systems, programs and policies;

•       2011 performance targets, objectives and policies in HSSE/OA, safety, environment, community relations and people;

•       safety priorities, goals and development of safety initiatives and systems (for example, the development of global standards on well control);

•       expected environmental initiatives and practices, including water management practices related to North American shale operations;

•       implementation of global safety standards and rules;

•       reductions in lost-time injury frequency;

•       reductions in unintentional hydrocarbon releases and spills;

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TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2010

•       reductions in backlog of overdue safety critical repairs and preventative maintenance;

•       contributions to community investments;

•       implementation of 360-degree review process for next-generation leaders; and

•       the expectation that the company’s values will ensure continued success.

The forward-looking information listed above is based on Talisman’s 2011 capital program as announced on January 11, 2011. Talisman set its 2011 capital expenditure plans assuming: (1) Talisman’s production in 2011 will be approximately 5 to 10% greater than 2010, excluding the BP Colombia acquisition; (2) a WTI oil price of approximately US$75/bbl; and (3) a NYMEX natural gas price of approximately US$4/mmbtu. Information regarding business plans generally assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks that could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this corporate responsibility report. The material risk factors include, but are not limited to:

•       the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market prices and demand and unpredictable facilities outages;

•       risks and uncertainties involving geology of oil and gas deposits;

•       uncertainty related to securing sufficient egress and markets to meet shale gas production;

•       the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;

•       the uncertainty of estimates and projections relating to production, costs and expenses;

•       the impact of the economy on the ability of the counterparties to the company’s commodity price derivative contracts to meet their obligations under the contracts;

•       potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•       fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•       the outcome and effects of any future acquisitions and dispositions;

•       health, safety and environmental risks, including risks related to the possibility of major accidents;

•       uncertainties as to the availability and cost of credit and other financing and changes in capital markets;

•       risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

•       changes in general economic and business conditions;

•       the possibility that government policies or laws may change or governmental approvals may be delayed or withheld, including with respect to shale drilling; and

•       results of the company’s risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect the company’s operations, financial results or strategy are included in Talisman’s most recent Annual Information Form. In addition, information is available in the company’s other reports on file with Canadian securities regulatory authorities and the SEC.

Forward-looking information is based on the estimates and opinions of the company’s management at the time the information is presented. The company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Talisman makes reference to production volumes throughout this corporate responsibility report. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts. US readers may refer to the table headed “Continuity of Net Proved Reserves” in Talisman’s most recent Annual Information Form for a statement of Talisman’s net production volumes by reporting segment that are comparable to those made by US companies subject to SEC reporting and disclosure requirements.

Natural gas is converted to a barrel of oil equivalent (boe) at the ratio of six thousand cubic feet (mcf) to one barrel of oil (bbl). Oil is converted to natural gas equivalent (mcfe) at the ratio of one bbl to six mcf of natural gas. The boe and mcfe measures may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl and a mcfe conversion ratio of one bbl to six mcfe are based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Board Of Directors	Executive

1 Member of Audit Committee

2 Member of Executive Committee

3 Member of Governance and Nominating Committee

4 Member of Health, Safety and Environment and Corporate Responsibility Committee

5 Member of Human Resources Committee

6 Member of Reserves Committee

Charles Williamson [2]	John Manzoni
Chairman, Talisman Energy Inc.	President and Chief Executive Officer
California, United States
Paul Blakeley
Christiane Bergevin [3,4]	Executive Vice-President
Quebec, Canada	International Operations (East)

Donald Carty [1,5]	Richard Herbert
Texas, United States	Executive Vice-President
International Exploration
William Dalton [1,2,3]
Arizona, United States	Bob Rooney
Executive Vice-President
Kevin Dunne [4,6]	Legal and General Counsel
Tortola, British Virgin Islands
Paul Smith
Harold Kvisle [5,6]	Executive Vice-President
Alberta, Canada	North American Operations

John Manzoni [2,4]	Scott Thomson
Alberta, Canada	Executive Vice-President
Finance and Chief Financial Officer
Lisa Stewart [5,6]
Texas, United States	Nick Walker
Executive Vice-President
Peter Tomsett [4,5]	International Operations (West)
British Columbia, Canada
Helen Wesley
John Watson [1,6]	Executive Vice-President
Alberta, Canada	Corporate Services

Charles Winograd [1,3]
Ontario, Canada

Talisman has produced a separate Annual Report, which is available by contacting the company and can also be viewed or downloaded at **www.talisman-energy.com**

WE WANT TO HEAR FROM YOU

Questions and views on this report and Talisman's corporate responsibility efforts may be directed to the vice-president of corporate affairs at: Talisman Energy Inc., 2000, 888 – 3rd Street SW, Calgary, Alberta, Canada T2P 5C5
Telephone: 403-237-1234 Facsimile: 403-237-1902 Email: tlm@talisman-energy.com

Additional information on Talisman's corporate responsibility performance can be found in our online report at **www.talisman-energy.com**

Talisman Energy Inc.

2000, 888 – 3rd Street SW
Calgary, Alberta, Canada T2P 5C5
Telephone: (403) 237-1234
Facsimile: (403) 237-1902
Email: tlm@talisman-energy.com
www.talisman-energy.com